Exhibit 99.1

RENO, NEVADA – 3 July 2024 – Ioneer Ltd (“Ioneer”) (ASX: INR, NASDAQ: IONR), announced its participation in Caterpillar Inc.’s Pathways to Sustainability program, a four-year educational program aimed at supporting the mining, quarry and aggregates industries through the energy transition. Caterpillar, the world’s largest manufacturer of construction and mining equipment, developed the program to provide participants with holistic business-applicable learning opportunities and access to industry-specific advisement related to energy transition projects and sustainable products.

The program, which focuses on six strategic areas tied to the energy transition – strategy, people, product, process, technology and infrastructure – aligns with Ioneer’s business priorities and integrated approach to embed sustainability across its operations. Ioneer has designed its Rhyolite Ridge site, set to commence operations in 2027 and quadruple the nation’s supply of lithium, with aims of setting the standard for sustainability in the industry. The announcement builds on Ioneer and Caterpillar’s 2022 agreement to supply an autonomous haul system for Ioneer’s Rhyolite Ridge Lithium-Boron Project in Esmeralda County, Nevada.

“Ioneer is excited to expand our relationship with Caterpillar through their Pathways to Sustainability program, which complements our work at Rhyolite Ridge to advance and accelerate the energy transition,” said Bernard Rowe, Ioneer’s Managing Director. “This work will provide us with the opportunity to enhance our expertise as we continue to innovate and incorporate sustainable practices across our company.”

“We look forward to deepening our relationship with Ioneer through their involvement in the Pathways program, which is designed to share and build on the lessons we’ve learned so far through Caterpillar’s energy transition journey.” said Marc Cameron, Caterpillar Senior Vice President of Resource Industries Sales, Services and Technology. “We believe it is this type of transparent dialogue that enables innovation and supports the mining industry’s transition as we work to build a more sustainable world together.”
This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

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Ioneer Contacts:

Chad Yeftich Ioneer USA Corporation	Daniel Francis FGS Global

Investor Relations (USA)	Media Relations (USA)

E: ir@Ioneer.com	E: daniel.francis@fgsglobal.com

Ioneer Ltd. (ASX: INR, NASDAQ: IONR)	Suite 16.01, 213 Miller Street, North Sydney, NSW 2060	T: +61 2 9922 5800	W: Ioneer.com	W: Ioneer.com

About Ioneer

Ioneer Ltd is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA. Rhyolite Ridge is the only known lithium-boron deposit in North America and one of only two known such deposits in the world. Once operational, the low-cost, world-class project is expected to power upward of 50 million electric vehicles and will instantly become a globally significant source of critical materials vital to the clean energy transition.

In September 2021, Ioneer entered into an agreement with Sibanye-Stillwater where, following the satisfaction of conditions precedent, Sibanye-Stillwater will acquire a 50% interest in the Project for US$490 million, with Ioneer maintaining a 50% interest and retaining the operational management responsibility for the joint venture (SS Agreement). In January 2023, Ioneer received a conditional commitment from the U.S. Department of Energy Loan Programs Office for up to US$700 million of debt financing (Conditional Commitment). Ioneer signed separate offtake agreements with Ford Motor Company and PPES (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors.

About Caterpillar

With 2023 sales and revenues of $67.1 billion, Caterpillar Inc. is the world’s leading manufacturer of construction and mining equipment, off-highway diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. For nearly 100 years, we’ve been helping customers build a better, more sustainable world and are committed and contributing to a reduced-carbon future. Our innovative products and services, backed by our global dealer network, provide exceptional value that helps customers succeed. Caterpillar does business on every continent, principally operating through three primary segments – Construction Industries, Resource Industries and Energy & Transportation – and providing financing and related services through our Financial Products segment.

Visit us at caterpillar.com or join the conversation on our social media channels at www.caterpillar.com/en/news/social-media.html.

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